AURORA LOAN SERVICES
A Lehman Brothers Company

February 11, 2005

Ernst & Young LLP
Suite 3300
370 17th Street
Denver, CO 80202

In connection with your compliance attestation engagement relating to our assertion about Aurora Loan Services Inc.'s (the "Company") compliance with the minimum servicing standards as set forth in the Mortgage Bankers Association of America's Uniform Single Attestation Program for Mortgage Bankers ("USAP") during the year ended November 30, 2004, we recognize that obtaining representations from us concerning the information contained in this letter is a significant procedure in enabling you to form an opinion on whether our assertion about the Company's compliance with the minimum servicing standards as set forth in the USAP is fairly stated in all material respects. Accordingly, we make the following representations with respect to our compliance with the minimum servicing requirements as set forth in the USAP during the year ended November 30, 2004, which are true to the best of our knowledge and belief.

We acknowledge that, as members of management of the Company, we are responsible for complying with the minimum servicing standards as set forth in the USAP. We are also responsible for establishing and maintaining effective internal control over compliance with these standards. We have performed an evaluation of the Company's compliance with the minimum servicing standards referred to above as of November 30, 2004 and for the year then ended. Based on this evaluation, the Company has complied with the minimum servicing standards as set forth in the USAP during the year ended November 30, 2004.

There has been no known noncompliance with minimum servicing standards for the year ended November 30, 2004 and through the date of your attestation examination report.

As of and for this same period, the Company had in effect a fidelity bond policy and an errors and omissions policy in the amounts of $60 million and $70 million, respectively.

We have made available to you all documentation related to compliance with the minimum servicing standards.

There has been no fraud involving management or employees who have significant roles in internal control over compliance with the minimum servicing standards. There has been no fraud involving other employees that could have a material effect on compliance with the minimum servicing standards.

There have been no communications from regulatory agencies or internal auditors concerning possible noncompliance with the minimum servicing standards for the year ended November 30, 2004 and through the date of your attestation examination report.

No events or transactions have occurred since November 30, 2004 or are pending that would have an effect on our compliance with minimum servicing standards at that date or for the year then ended.

We understand that your examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and was, therefore, designed primarily for the purpose of expressing an opinion on whether our assertion is fairly stated in all material respects based on criteria extablished by the Mortgage Bankers Association of America and that your procedures were limited to those that you considered necessary for that purpose.

Very truly yours,

/s/Bruce Witherall
Bruce Witherall
Chief Executive Officer

/s/Rick Skogg
Rick Skogg
Co-Chief Operating Officer

/s/Roy Browning
Roy Browning
Chief Financial Officer

/s/William Napier
William Napier
Controller